Exhibit 99.1

SOUTHERN DIVERSIFIED TIMBER, LLC

Financial Statements

December 31, 2010, 2009 and 2008

(With Independent Auditors’ Report Thereon)

KPMG LLP Suite 3800 1300 South West Fifth Avenue Portland, OR 97201

Independent Auditors’ Report

The Members

Southern Diversified Timber, LLC:

We have audited the accompanying balance sheets of Southern Diversified Timber, LLC (a Delaware limited liability company) (the Company) as of December 31, 2010 and 2009, and the related statements of operations, members’ equity, and cash flows for the years ended December 31, 2010 and 2009 and period from October 1, 2008 (inception) through December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Diversified Timber, LLC as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009 and period from October 1, 2008 (inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Portland, Oregon

February 21, 2011

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

SOUTHERN DIVERSIFIED TIMBER, LLC

Balance Sheets

December 31, 2010 and 2009

(Dollar amounts in thousands)

	2010	2009
Assets

Current assets:
Cash and cash equivalents	$18,156	18,779
Accounts receivable from related party	662	1,051
Accounts receivable	11	77
Prepaid expenses	127	171
Related party interest receivable (note 6)	7,379	7,379

Total current assets	26,335	27,457

Timber, timber lease rights, timberlands, and other, net (note 4)	749,565	765,458

Equipment	643	561
Less accumulated depreciation	(420)	(212)

Total equipment, net	223	349

Deferred financing costs, net	113	178

Total assets	$776,236	793,442

Liabilities and Members’ Equity

Current liabilities:
Accrued preferred return to related party (note 7)	$16,269	16,269
Other current liabilities	1,168	1,407
Deferred revenue	932	898

Total current liabilities	18,369	18,574

Revolving line of credit (note 5)	—	—

Commitments and contingencies (note 4)

Member’s temporary equity:
Member’s capital – TCG Member (Common Interest)	772,727	783,000

Member’s permanent equity:
Member’s capital – PC Member (Common Interest)	77,273	78,300
Member’s capital – PC Member (Preferred Interest)	704,700	704,700
Member’s capital – PC Member (Income Allocable to Preferred Interest)	111,145	61,351
Member’s capital – PC Member (Preferred Return)	(124,978)	(69,483)
Related party note receivable (note 6)	(783,000)	(783,000)

Total member’s permanent equity	(14,860)	(8,132)

Total liabilities, member’s temporary equity, and member’s permanent equity	$776,236	793,442

See accompanying notes to financial statements.

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SOUTHERN DIVERSIFIED TIMBER, LLC

Statements of Operations

Years ended December 31, 2010 and 2009 and period from October 1, 2008 (inception)

through December 31, 2008

(Dollar amounts in thousands)

	2010	2009	2008
Revenues:
Stumpage sales to related party	$15,488	12,675	3,845
Other revenue	1,868	1,746	428

Total revenues	17,356	14,421	4,273

Operating costs:
Timber lease expense	545	523	126
Depreciation, depletion, and amortization	18,505	17,933	4,531
Selling, general, and administrative expenses	6,293	5,644	814
Gain on sale of timberlands	(11)	—	—

Operating loss	(7,976)	(9,679)	(1,198)

Interest expense	—	(6)	(5)
Interest income	24	34	22
Interest income on related party note receivable (note 6)	57,746	57,746	14,437

Net income before allocation to preferred and common interest	49,794	48,095	13,256

Net income allocable to preferred interest (note 7)	(49,794)	(48,095)	(13,256)

Net income allocable to holders of common interest	$—	—	—

See accompanying notes to financial statements.

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SOUTHERN DIVERSIFIED TIMBER, LLC

Statements of Members’ Equity

Years ended December 31, 2010 and 2009 and period from October 1, 2008 (inception)

through December 31, 2008

(Dollar amounts in thousands)

	Member’s permanent equity (note 7)	Member’s temporary equity (note 7)

Balance at October 1, 2008	$—	—
Initial capital contributions:
Member’s capital – TCG Member (Common Interest)	—	783,000
Member’s capital – PC Member (Common Interest and Preferred Interest)	783,000	—

Total initial capital contributions	783,000	783,000

Related party note receivable (note 6)	(783,000)	—

Net income (loss) allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	13,256	—
Member’s capital – PC Member (Preferred Interest Accrued)	(13,874)	—

Net loss allocable to preferred interest	(618)	—

Balance at December 31, 2008	$(618)	783,000

Net income (loss) allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	48,095	—
Member’s capital – PC Member (Preferred Interest Accrued)	(55,609)	—

Net loss allocable to preferred interest	(7,514)	—

Balance at December 31, 2009	(8,132)	783,000

Net income (loss) allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	49,794	—
Member’s capital – PC Member (Preferred Interest Accrued)	(55,495)	—
Distribution – PC Member	(1,027)	—
Distribution – TCG Member	—	(10,273)

Net loss allocable to preferred interest	(6,728)	(10,273)

Balance at December 31, 2010	$(14,860)	772,727

See accompanying notes to financial statements.

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SOUTHERN DIVERSIFIED TIMBER, LLC

Statements of Cash Flows

Years ended December 31, 2010 and 2009 and period from October 1, 2008 (inception)

through December 31, 2008

(Dollar amounts in thousands)

	2010	2009	2008

Cash flows from operating activities:
Net income before allocation to preferred and common interest	$49,794	48,095	13,256
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion, and amortization	18,505	17,933	4,531
Gain on sale of timberlands	(11)	—	—
Changes in operating accounts:
Accounts receivable	455	(265)	(863)
Prepaid expenses	44	14	(185)
Related party interest receivable	—	—	(7,379)
Other current liabilities	(239)	513	894
Deferred revenue	34	97	801

Net cash provided by operating activities	68,582	66,387	11,055

Cash flows from investing activities:

Related party notes receivable	—	—	(783,000)
Proceeds from timberland sale	135	—	—
Timber and equipment additions	(2,545)	(4,453)	(737)

Net cash used in investing activities	(2,410)	(4,453)	(783,737)

Cash flows from financing activities:

Cash contribution from TCG Member	—	—	783,000
Net (repayments) borrowings under revolving line of credit	—	(488)	488
Cash distribution for preferred return	(55,495)	(53,214)	—
Cash distribution – PC Member	(1,027)	—	—
Cash distribution – TCG Member	(10,273)	—	—
Amount paid for deferred financing costs	—	—	(259)

Net cash (used in) provided by financing activities	(66,795)	(53,702)	783,229

Net change in cash and cash equivalents	(623)	8,232	10,547

Cash and cash equivalents, beginning of year	18,779	10,547	—

Cash and cash equivalents, end of year	$18,156	18,779	10,547

Supplemental cash flow information:
Cash paid for interest	$—	6	5

Noncash transactions:
Capital contribution of timber, timber lease rights, and timberlands from PC Member	$—	—	783,000

See accompanying notes to financial statements.

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SOUTHERN DIVERSIFIED TIMBER, LLC

Notes to Financial Statements

December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

(1)	Organization, Nature of Operations, and Basis of Presentation

(a)	Organization

Southern Diversified Timber, LLC (SDT or the Company) is a Delaware limited liability company formed on October 1, 2008. SDT owns 454,000 acres of timberlands throughout Oklahoma, Arkansas, Georgia, North Carolina, South Carolina, and Mississippi. SDT’s members are Plum Creek Timber Operations I, LLC (PC Member) and TCG Member, LLC (TCG Member). SDT is managed by TCG/Southern Diversified Manager, LLC which is owned by The Campbell Group, LLC (TCG).

TCG Member is a Delaware limited liability company formed on October 1, 2008 for the principal purpose of investing in SDT.

PC Member is a Delaware limited liability company and is owned 99% by Plum Creek Timberlands, L.P., and 1% by Plum Creek Timber Operations II, Inc., both of which are owned by Plum Creek Timber Company Inc., a publicly traded REIT.

TCG Member contributed $783,000 in cash to SDT in exchange for a 90.91% Common Interest. PC Member contributed timber, timber lease rights, and timberlands to SDT valued at $783,000 in exchange for a 9.09% Common Interest and a Preferred Interest with a Priority Amount of $704,700 and a Base Preferred Return of 7.875% per annum on the outstanding Priority Amount. PC Member’s contribution was recorded at fair value.

(b)	Nature of Operations

SDT sells all of its timber pursuant to a Timber Harvest Agreement (the Harvest Agreement) with Southern Diversified LogCo, LLC (LogCo), a Delaware limited liability company. LogCo sells the harvested timber on the open market. TCG is the sole member of LogCo.

SDT had no assets or liabilities and was not operating prior to October 1, 2008.

(c)	Basis of Presentation

The financial statements of SDT as of and for the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008 include only the accounts of SDT.

The Company has performed a review for subsequent events through February 21, 2011, which is the date the financial statements were issued.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

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SOUTHERN DIVERSIFIED TIMBER, LLC

Notes to Financial Statements

December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include depletion.

(b)	Revenue Recognition

Stumpage Sales

Title and risk of loss from stumpage sales transfer to the buyer as the trees are cut. Revenue is recognized as timber is harvested. The buyer is typically responsible for all logging and hauling costs. The Company, in order to maintain capital gain treatment under Internal Revenue Code Section 631(b), and avoid unrelated business taxable income for certain partners, retains an economic interest in the timber until it is harvested.

All accounts receivable are trade receivables that have been billed. There was no allowance for doubtful accounts at December 31, 2010 and 2009.

Hunting Lease Income

The Company receives payment for hunting leases in advance. The revenue is recognized ratably over the term of the hunting leases, which is typically one year. The Company recognized $1,811, $1,712, and $428, respectively, of hunting lease income during the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008, which is included in other revenue in the accompanying statements of operations. The Company had $932 and $898 of deferred revenue related to hunting leases at December 31, 2010 and 2009, respectively.

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, which are highly liquid investments with a maturity of three months or less when purchased.

(d)	Concentration of Credit Risk

The Company is subject to credit risk through cash balances, money market investments, accounts receivable, and notes receivable. The Company restricts investment of cash balances to high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit.

For the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008, LogCo, a related party of the Company, accounted for 89%, 88%, and 90% of revenue, respectively. As of December 31, 2010 and 2009, LogCo accounted for 92% and 93% of accounts receivable outstanding, respectively.

As of December 31, 2010 and 2009, the Company had an outstanding note receivable of $783,000, plus accrued interest, which is owed by Plum Creek Ventures I, LLC, a related party of the Company.

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SOUTHERN DIVERSIFIED TIMBER, LLC

Notes to Financial Statements

December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

(e)	Timber, Timber Lease Rights, Timberlands, and Other

Timber, timber lease rights, and logging roads are stated at cost less depletion for timber previously harvested and accumulated amortization related to lease rights and roads. Amortization of logging roads and lease rights, and depletion of timber harvested, are determined based on the volume of timber harvested in relation to the amount of estimated recoverable timber. The Company estimates its timber inventory using statistical information and data obtained from physical measurements, site maps, photo-types, and other information-gathering techniques. These estimates are updated annually and may result in adjustments of timber volumes and depletion rates, which are recognized prospectively. Changes in these estimates have no impact on the reported cash flow.

Hunting leases are stated at acquisition cost and are a nonamortizable intangible asset.

(f)	Equipment

Equipment, including additions and improvements that add to productive capacity or extend useful life, are recorded at cost. Maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected in earnings.

Depreciation is calculated on equipment for financial reporting purposes using the straight-line method and is based on an estimated useful life of three years. Depreciation expense for the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008 was $207, $179, and $33, respectively.

(g)	Impairment of Long-Lived Assets

The Company reviews its long-lived assets, primarily timber, timber lease rights, and timberlands, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company compares the carrying value of the assets with the asset’s expected future undiscounted cash flows. If the carrying value of the assets exceeds the expected future cash flows, impairment exists which is measured by the excess of the carrying value over the fair value of the assets. The Company recognized no impairment losses for the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008.

(h)	Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain the revolving line of credit and are being amortized over the term of the line of credit on a straight-line basis, which approximates the effective interest method. Amortization of deferred financing costs is included in depreciation, depletion, and amortization expense in the accompanying statements of operations.

(i)	Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a

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SOUTHERN DIVERSIFIED TIMBER, LLC

Notes to Financial Statements

December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

Cash equivalents at December 31, 2010 and 2009 were $0 and $18,976, respectively. The Company has categorized its cash equivalents as a Level 1 financial asset measured at fair value based on quoted prices in active markets of identical assets. The Company does not have any other assets or liabilities that are measured at fair value.

The carrying value of all current assets and current liabilities at December 31, 2010 approximate their fair values due to their short maturity, less than one year.

(j)	Income Taxes

SDT is a limited liability company and accordingly is not liable for federal, state, or local income taxes since income or loss is reported on the separate tax returns of TCG Member and PC Member.

(k)	Timber Harvest Agreement

The Harvest Agreement permits LogCo, a related party, to purchase all of the SDT’s yearly harvest offering. LogCo purchased $15,488, $12,675, and $3,845 (approximately 1,195,996 tons, 1,222,057 tons, and 243,732 tons) of timber from SDT under the Harvest Agreement for the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008, respectively. The Harvest Agreement expires on September 30, 2018 but can be terminated upon certain defaults by SDT or LogCo.

(3)	Property Management Agreement

On October 1, 2008, the Company entered into the Property Management Agreement (the Property Management Agreement) with TCG whereby TCG and its affiliates provide all operational and administrative services for the Company. Services provided by TCG include all forest management activities, management of the Harvest Agreement, and accounting services for all receipts and expenses of the Company. Under the terms of the Property Management Agreement, the Company reimburses TCG for all reasonable costs and expenses incurred in connection with the performance of services under the Property Management Agreement. The total amount of reimbursements paid to TCG by the Company for

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SOUTHERN DIVERSIFIED TIMBER, LLC

Notes to Financial Statements

December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008, was $632, $669, and $128, respectively.

(4)	Timber, Timber Lease Rights, Timberlands, and Other

On October 1, 2008, TCG Member and PC Member formed SDT. PC Member contributed 454,000 acres of timberland in Oklahoma, Arkansas, Georgia, North Carolina, South Carolina, and Mississippi. As of December 31, 2010 and 2009, timber, timber lease rights, timberlands, and other consisted of approximately 454,000 acres as follows:

	2010	2009

Timber	$405,832	403,759
Timber lease rights	26,638	26,638
Timberlands	322,698	322,431
Hunting leases	34,800	34,800
Accumulated depletion and amortization	(40,403)	(22,170)

Timber, timber lease rights, timberlands, and other, net	$749,565	765,458

Depletion expense for the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008 was $18,233, $17,689, and $4,481, respectively.

Timber Lease Rights

Approximately 25,000 of the 454,000 acres of timberlands acquired are under timber leases with individual landowners. These leases give the Company the right to grow and harvest timber on the third party owned lands. The Company has several noncancelable operating leases that generally expire between 2015 and 2031. The lease rates are substantially below current market and therefore the value of these favorable lease rates was capitalized as part of the original purchase price.

Minimum lease payments under operating leases are recognized as incurred.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

2011	$510
2012	510
2013	510
2014	510
2015	389

Lease expense related to the timber leases was $545, $523, and $126 for the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008, respectively.

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SOUTHERN DIVERSIFIED TIMBER, LLC

Notes to Financial Statements

December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

(5)	Revolving Line of Credit

On October 8, 2008, the Company entered into a $15,000 revolving line of credit agreement with American AgCredit, PCA. At December 31, 2010 and 2009, the Company had no outstanding borrowings. The rate of interest is the Prime rate plus 0.5% per annum, with the option of LIBOR plus 1.75% per annum in the alternative, which is elected every quarter. The interest rate for the years ended December 31, 2010 and 2009 ranged from approximately 3% to 4%. Interest is payable on March 31, June 30, September 30, and December 31 each year. The loan requires no principal payments until maturity on October 8, 2012. Proceeds must be used for working capital and other general corporate purposes. The Company recognized $0, $6, and $5 of interest expense for the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008, respectively.

The revolving line of credit agreement contains various restrictive covenants that limit the incurrence of additional indebtedness and require the Company to maintain a minimum level of consolidated net worth. The revolving line of credit is collaterized by the assets of the Company.

(6)	Related Party Note Receivable

The Company made a loan in the principal amount of $783,000 to Plum Creek Ventures I, LLC (the Borrower), which is a separate limited liability company and is not owned directly or indirectly by PC Member. The maturity date of the loan is October 1, 2018, with an optional two year extension. The note is guaranteed by Plum Creek Timber Company, Inc. The loan is secured by the Borrower’s interest in Plum Creek Timberlands, L.P. The loan bears interest at a fixed rate of 7.375% per annum, and interest is payable on February 15, May 15, August 15, and November 15 of each year. For the years ended December 31, 2010 and 2009 and the period from October 1, 2008 (inception) through December 31, 2008, the Company recorded interest income on the related party note receivable of $57,746, $57,746, and $14,437, respectively. As of December 31, 2010 and 2009, the Company has accrued interest income of $7,379, which has been reflected as related party interest receivable on the accompanying balance sheets.

(7)	Members’ Equity

TCG Member and PC Member are the members of SDT. TCG Member contributed $783,000 of cash to SDT for a 90.91% Common Interest in SDT. PC Member contributed timber, timber lease rights, and timberlands valued at $783,000 in exchange for a 9.09% Common Interest and a Preferred Interest with a Priority Amount of $704,700 and with a Base Preferred Return of 7.875% per annum on the outstanding Priority Amount. Preferred dividends are due on March 15th and September 15th of each year. For any preferred dividends that become past due the Base Preferred Return will be increased by 3.000% per annum until paid. As of December 31, 2010 and 2009, the Company had accrued a preferred dividend payable to PC Member of $16,269 on the accompanying balance sheets.

No distributions can be made on the common interests until all current period and prior period Preferred Returns have been paid. The earnings of the Company are first allocated to the preferred interest to the extent of the Preferred Return and any remaining earnings are then allocated pro rata among the common interests.

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SOUTHERN DIVERSIFIED TIMBER, LLC

Notes to Financial Statements

December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

PC Member retains certain protective rights that require its consent before the Company can take certain actions. For example, without PC Member’s consent and subject to certain exceptions, the Company generally cannot sell properties, incur indebtedness, file for bankruptcy, or enter into contracts with affiliates which are not arm’s length.

SDT can only be liquidated with the consent of both PC Member and TCG Member. However, upon the ninth anniversary of SDT, PC Member has the right for a six-month period to cause SDT to redeem the common interest of TCG Member. Additionally, TCG Member has a similar redemption right after the seventh anniversary for a six-month period. The redemption value of the Member’s Interest being redeemed would be based on such Member’s capital account balance as adjusted per the LLC Agreement of SDT. The Common Interest held by TCG is classified as temporary equity on the accompanying balance sheets due to these redemption rights.

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